UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

MAUI LAND & PINEAPPLE COMPANY, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
577345-10-1
(CUSIP Number)

John N. Richardson, Jr.
c/o Ka Po’e Hana LLC
1717 Rhode Island Avenue, N.W.
Washington, D.C. 20036
202-776-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 577345-10-1	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,755,8151
	8	SHARED VOTING POWER
-0-1
	9	SOLE DISPOSITIVE POWER
7,755,8151
	10	SHARED DISPOSITIVE POWER
-0-1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,755,8151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2%2
14		TYPE OF REPORTING PERSON*
IN

1 See Item 5.
2 Based on 18,824,726 shares of common stock issued and outstanding, including the 10,389,610 shares offered by the Issuer in the Rights Offering (as defined herein) which are deemed outstanding for purposes hereof.

    Item 1.  Security and Issuer.

    This Amendment No. 5 amends and supplements the statement on Schedule 13D (the “Statement”), filed on  September 8, 1999, as amended on September 4, 2003, as amended on November 22, 2005, as amended on March 6, 2007, and as further amended on February 3, 2009, relating to shares of common stock, no par value (“Common Stock”) of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 870 Haliimaile Road, Makawao, Hawaii 96768.

    Item 2.  Identity and Background.

    a. This amendment to the Statement is being filed on behalf of Stephen M. Case (“Case”).  Case is also the sole trustee of the Stephen M. Case Revocable Trust (“Trust”) and has the sole power to vote or dispose of the shares held by Trust and therefore he is deemed the beneficial owner of the shares held by Trust.

    b. Case’s principal business address is c/o Revolution LLC, 1717 Rhode Island Avenue, NW, Washington, D.C. 20036.

    c. Case is Chairman and Chief Executive Officer of Revolution LLC, which is involved in making and managing investments, and Case is also Chairman of the Case Foundation, both based in Washington D.C.

    d. During the last five years, Case has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    e. During the last five years, Case was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    f. Case is a citizen of the United States of America.

    Item 3.  Source and Amount of Funds or Other Consideration.

    As more fully described under Item 4 below, pursuant to the Rights Offering (as defined below), Trust and Case collectively became entitled to exercise their subscription rights to collectively purchase up to 4,280,535 shares of Common Stock at a purchase price of $3.85 per share, for an aggregate purchase price of $16,480,060.  The funds of Trust were used to pay for the exercise of the Trust’s and Case’s subscription rights.

    Item 4.  Purpose of Transaction.

    On June 30, 2010, the Issuer announced a rights offering (the “Rights Offering”) of subscription rights to purchase up to 10,389,610 shares of Common Stock.  Pursuant to the Rights Offering holders of the Issuer’s Common Stock will receive one subscription right for every one share of Common Stock owned at 5:00 p.m. New York City time, on the record date of July 7, 2010.  Each subscription right entitles the holder thereof to purchase 1.23171 shares of Common Stock at $3.85 per share.  Based on the holdings of Trust and Case, Trust received 3,472,030 subscription rights to purchase 4,276,533 shares of Common Stock, and Case received 3,250 subscription rights to purchase 4,002 shares of Common Stock.  On July 28, 2010, both Trust and Case exercised their respective basic subscription rights in full.

The Issuer also offered in the Rights Offering, an over-subscription privilege where if a holder of Common Stock purchases all the shares of Common Stock available to such holder pursuant to his basic subscription privilege, such holder may also choose to purchase any portion of shares of Common Stock that are not purchased by the Issuer’s other shareholders through the exercise of their respective basic subscription privileges.  Trust and Case have exercised their over-subscription privilege to potentially acquire an additional 6,103,364 and 5,711 shares of Common Stock, respectively.  If sufficient shares of Common Stock are available, the Issuer will seek to honor over-subscription requests in full.  If however, over-subscription requests exceed the number of shares of Common Stock available for sale in the Rights Offering, the Issuer will allocate the available shares of Common Stock pro rata among each shareholder exercising the over-subscription privilege.  As of the date of this amendment to the Statement, the Issuer has not yet determined the allocation of the shares of Common Stock among the stockholders who exercised their over-subscription privileges. Depending on the extent to which the over-subscription requests are honored, the exercise of the over-subscription requests may result in Case acquiring beneficial ownership over a majority of the outstanding Common Stock of the Company.

Apart from the foregoing, Case has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Case intends to review his holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing his investment in the Issuer.  As part of this ongoing review, Case has engaged and/or may in the future engage legal and financial advisors to assist him in such review and in evaluating strategic alternatives that are or may become available with respect to his holdings in the Issuer.

    Item 5.  Interest in Securities of the Issuer.

a. Case beneficially owns an aggregate of 7,755,815 shares of Common Stock, which is 41.2% of the outstanding shares of Common Stock of the Issuer, which includes 7,748,563 shares of Common Stock owned directly by Trust. As the sole trustee of the Trust, Case has the sole power to vote or dispose of the shares held by Trust and is deemed the beneficial owner of the shares held by Trust.  Such information does not include the shares of Common Stock which may be acquired by each of Trust and Case through the exercise of their over-subscription privileges because the Issuer has not yet determined the allocation of the shares of Common Stock among the stockholders who exercised their over-subscription privileges.  The percentage of outstanding Common Stock of the Issuer reported in this Item 5 is based on 18,824,726 shares of Common Stock issued and outstanding, including the 10,389,610 shares offered by the Issuer in the Rights Offering which are deemed outstanding for purposes hereof.

b. Case has the sole power to vote and dispose of 7,755,815 shares of Common Stock, comprising the 7,748,563 shares of Common Stock held indirectly through the Trust and the 7,252 shares of Common Stock held by Case directly.

c. Case has not effected any transactions in Common Stock during the past sixty days.

d. Case is the sole trustee of Trust and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock held by Trust.

e. Not applicable.

    Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    3,472,030 of the shares of Common Stock beneficially owned by Trust prior to the Rights Offering have been and the 4,276,533 shares of Common Stock acquired by Trust pursuant to the Rights Offering will be pledged to Bank of Hawaii as collateral security for certain obligations of Trust to the Bank of Hawaii.  Under a Security Agreement, dated December 19, 2008 between Trust and the Bank of Hawaii, the Trust has appointed the Bank of Hawaii as its attorney-in-fact with respect to Common Stock of the Issuer held by Trust, but only upon and after the occurrence of a default of Trust’s obligations to the Bank of Hawaii.  As attorney-in-fact, the Bank of Hawaii would have the power to vote the Common Stock and to sell or otherwise make decisions with respect to the Common Stock, but only upon and after the occurrence of such default.

Except for the material agreements described above, to the best knowledge of Case, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Case and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

    Item 7.  Material to be Filed as Exhibits.

Exhibit 1:  Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of September 8, 1999).

Exhibit 2:  Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of September 8, 1999).

Exhibit 3:  Stock Purchase Agreement between the Stephen M. Case Revocable Trust and the Cameron Family Partnership, a Hawaii limited partnership, dated November 17, 2005. (incorporated herein by reference, pursuant to Schedule 13D filed as of November 22, 2005).

    Exhibit 4:  Power of Attorney of Stephen M. Case dated as of July 30, 2010.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2010

STEPHEN M. CASE

/s/ Stephen M. Case